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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002
OR
☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-15525

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation
One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Auditors	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4
Supplemental Schedule:*
Schedule H-line 4i-Schedule of Assets (Held at End of Year)	9
Signature	11
Exhibits:
23—Consent of Independent Auditors	13
99—Certification of Periodic Financial Reports	14

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee
Benefit Plans:

        In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Orange County, California

June 26, 2003

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Statements of Net Assets Available for Plan Benefits

	December 31,
	2002	2001
Investments, at fair value and cash equivalents	$114,688,260	$127,877,312
Receivables:
Dividends and interest receivable	316,189	323,874
Participant contributions	93,911	51,513
Company contributions	983,930	880,384

Total receivables	1,394,030	1,255,771

Total assets	116,082,290	129,133,083
Accounts payable	(68,633)	(131,734)
Due to brokers for securities purchased	—	(823,174)

Net assets available for benefits	$116,013,657	$128,178,175

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001
Additions to net assets:
Investment income:
Interest	$1,997,872	$2,077,687
Dividends	162,178	185,147

Total investment income	2,160,050	2,262,834

Net appreciation in fair value of assets	—	2,212,933

Contributions:
Participant contributions	7,425,708	7,892,106
Company contributions	4,709,662	5,678,456
Rollover contributions	1,153,589	770,238

Total contributions	13,288,959	14,340,800

Total additions	15,449,009	18,816,567

Deductions from net assets:
Net depreciation in fair value of assets	(19,788,537)	—
Benefits paid to participants	(7,560,624)	(23,118,024)
Administrative expenses	(264,366)	(450,717)

Total deductions	(27,613,527)	(23,568,741)

Net decrease	(12,164,518)	(4,752,174)
Net assets available for benefits:
Beginning of period	128,178,175	132,930,349

End of year	$116,013,657	$128,178,175

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements

1. Description of the Plan

        The following description of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan") is provided for general information purposes only. The Plan was created effective April 1, 2000 in connection with the spin-off of Edwards Lifesciences Corporation (the "Company") from Baxter International Inc. ("Baxter"). The Baxter International Inc. and Subsidiaries Investment Incentive Plan assets relating to the Company's U.S. employees were transferred to the Plan at the time of the spin-off. Participants should refer to the Plan document for more complete information.

General

        The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participation in the Plan is available to employees of the Company who have met certain eligibility requirements, as described below.

Eligibility

        Employees become eligible to participate in the Plan on the first day of the month following one full month of employment. Eligible individuals are those who are U.S. employees of the Company, or a subsidiary, division or facility of the Company that has adopted the Plan, other than:

  1.
  U.S. employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan.

  2.
  Employees otherwise excluded from the groups of employees to whom the Plan is extended; and

  3.
  Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual's employment status under common law.

Plan Administration

        The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the "Committee"). The Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are currently employees of the Company. State Street Bank and Trust Company ("Trustee") serves as trustee of the Plan assets and CitiStreet Institutional and Total Benefits Outsourcing provides record keeping services for the Plan.

Contributions

        The Plan allows tax deferred contributions intended to qualify under Section 401(k) of the Internal Revenue Code ("IRC"). Eligible participants may make pre-tax contributions up to 15%, limited to $11,000 for the year ended 2002, of their eligible annual compensation within certain limitations. The Company matches the first three percent of the participant's annual eligible compensation contributed to the Plan on a dollar for dollar basis. The Company matches the next two percent of the participant's annual eligible compensation to the Plan on a 50% basis. In addition, each participant who is an hourly manufacturing employee is eligible to receive discretionary profit sharing contributions in an amount targeted at three percent of such participant's annual base pay based on the achievement of certain performance measures. Also, certain employees are eligible for transitional contributions related to the spin-off from Baxter, as described more fully in the Plan document.

Participant Accounts

        Each participant's account is credited with the participant's contributions, the Company's matching contributions and the allocation of the participant's share of the Plan's net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

        Participants are immediately fully vested in their plan accounts (other than their Company matching contributions) plus actual earnings thereon. Vesting in a participant's Company matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. On termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

        Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options:

  Commingled Funds:

  General Equity Fund—Funds are invested in stocks of U.S. companies of all sizes and types that have strong prospects for future earnings growth.

  Composite Fund—Funds are invested in a fixed income fund and a fund which invests in the common stocks of those companies listed in the Standard & Poor's 500 Stock index.

  Stable Income Fund—Funds are invested in a portfolio of investment contracts purchased from insurance companies. These contracts provide a guaranteed interest rate and are included in the general assets of the Plan.

  S&P 500 Equity Index Fund—Funds are invested in the common stocks of those companies listed in the Standard & Poor's 500 Stock index.

  International EAFE Equity Index Fund—Funds are invested in the stocks of companies in Europe, Australia and the Far East, known as "EAFE" countries.

  Advice Funds—Funds can be invested in the above funds as well as a fund that invests in the common stocks of those companies listed in the Russell 2000 Stock index. This option provides participants with ongoing investment advice from professional financial advisors.

  Self Managed Funds:

  Self managed funds—This is a brokerage option that allows participants to invest in approximately 200 different mutual funds.

  Common Stock Funds:

  Edwards Common Stock Fund—Funds are invested primarily in Company common stock.

  Baxter Common Stock Fund (for certain eligible employees)—Funds are invested primarily in Baxter common stock. Effective April 1, 2000, participants may no longer elect that contributions be invested in the fund, nor may they transfer any existing account balances into the fund.

Participant Loans

        Participants may borrow an amount ranging from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans bear interest based on the applicable prime rate at the time of issuance plus 1%, which interest rates presently range from 5.25% to 10.50%, and have a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants' vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

        On termination of service or otherwise becoming eligible to receive benefits, a participant may elect to receive a lump-sum amount equal to the value of the participant's account, receive periodic installments or transfer the balance in the participant's account to another qualified plan. Vested accounts of $5,000 or less will be automatically paid in a lump-sum amount.

        A participant may make withdrawals from the participant's accounts (except as provided in the Plan document) upon reaching age 59 1/2, becoming fully vested and completing five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 6 months from the date of the withdrawal payment.

Administrative Expenses

        Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

        A participant's nonvested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

        Investments in commingled funds are valued based on information provided by the Trustee. The value ascribed by the Trustee is based on closing prices of the underlying securities on the valuation date. The financial statements of the commingled funds are audited annually by independent auditors.

        Investments in mutual funds are valued based on the closing market price on the valuation date.

        Investments in common stock are valued based on the closing stock price on the valuation date.

        Participant loans are valued at the unpaid principal amount of the loan, which is estimated to approximate fair value.

        Purchases and sales of securities are reflected on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

        The assets of the Plan are held in a master trust. The master trust contains the assets of the Plan and the Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan. Net assets, investment income, and gains and losses are allocated to the Plan based on its proportionate share of the master trust. The Plan's proportionate interest in the master trust at December 31, 2002 and 2001 was 95% and 96%, respectively.

Payment of Benefits

        Benefits to participants are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

        The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3. Investments

        Investments representing five percent or more of the Plan's net assets are summarized as follows:

	December 31,
	2002	2001
Principal Accumulation Return Fund	$38,959,526	$33,565,608
S&P 500 Flagship Fund Series A	25,613,176	20,952,933
Edwards Lifesciences Corporation Common Stock	14,864,004	15,595,867
US Growth & Income Fund Series A	13,461,119	18,935,875
Baxter International Inc. Common Stock	8,162,309	17,610,856
Passive Bond Market Index Securities Lending Fund Series A	4,515,409	12,671,733

        The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2002	2001
Common stock	$(8,565,266)	$9,830,660
Commingled investments	(11,076,424)	(7,423,217)
Mutual Funds	(146,847)	(194,510)

	$(19,788,537)	$2,212,933

4. Distribution Priorities upon Termination of the Plan

        Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants' beneficiaries.

5. Tax Status of the Plan

        The Company has received a favorable determination letter from the Internal Revenue Service on the Plan's federal income tax status. Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

6. Related Parties

        At December 31, 2002 and 2001, the Plan held units of participation in certain commingled funds and short-term investment funds of the Trustee and held shares of common stock of the Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Schedule H-line 4i-Schedule of Assets (Held at End of Year)**
As of December 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	State Street Bank & Trust	Short term investment fund		$511,799
*	State Street Bank & Trust	S&P 500 Flagship Fund Series A		25,613,176
*	State Street Bank & Trust	U.S. Growth and Income Fund Series A		13,461,119
*	State Street Bank & Trust	Passive Bond Market Index Securities Lending Fund Series A		4,515,409
*	State Street Bank & Trust	Daily EAFE Securities Lending Fund A		2,944,632
*	State Street Bank & Trust	Principal Accumulation Return Fund		38,959,526
*	State Street Bank & Trust	Russell 2000 Index Securities Lending Fund		697,725
	Ameristock	Ameristock Mutual Fund		6,571
	Bridgeway	Bridgeway Aggressive Growth		11,835
	Brown Capital Management	Brown Capital Management Small Company Fund		14,855
	Citizens Funds	Citizens Global Equity		9,928
	Pacific Financial Research	Clipper		56,641
	Credit Suisse	Credit Suisse Capital Appreciation		3,176
	Dodge & Cox	Dodge & Cox Stock		43,354
	Dreyfus	Dreyfus Aggressive Value Fund		5,902
	Dreyfus	Dreyfus Mid Cap Value Fund		3,883
	Fidelity	Spartan US Equity Index		1,078
	Fidelity	Fidelity International Bond		3,202
	Fidelity	Fidelity Mid Cap Stock		5,808
	Fidelity	Fidelity Equity Income		420
	Fidelity	Fidelity Growth Company		3,998
	Fidelity	Fidelity Dividend Growth		1,161
	Fidelity	Fidelity Value		3,472
	Firsthand	Firsthand Technology Value		12,434
	Gabelli Funds	Gabelli Global Growth Fund		7,539
	Gabelli Funds	Gabelli Growth		300
	Harbor Funds	Harbor Small Cap Growth		257
	Invesco	Invesco Dynamics		6,246
	Invesco	Invesco Total Return		3,270
	Janus	Janus Growth and Income		38,661
	Longleaf Partners Fund	Longleaf Partners		952
	Managers	Managers Short Duration		9,990
	Morgan Stanley	Morgan Stanley Institutional Small Cap Value		8,795
	Oak Associates Funds	White Oak Growth Stock		2,098
	PBHG Funds	PBHG Large Cap Growth		5,783
	T. Rowe Price	T. Rowe Price Growth Stock		6,997
	T. Rowe Price	T. Rowe Price New Era		428
	T. Rowe Price	T. Rowe Price Small Cap Stock		25,133
	T. Rowe Price	T. Rowe Price Value		7,855
	Royce Funds	Royce Premier Series		738
	Royce Funds	Royce Total Return Fund		29,765

*	State Street Bank & Trust	SSGA Money Market Fund	136,543
	Selected Funds	Selected American Shares	89,922
	Strong Funds	Strong Opportunity Income	36,020
	Strong Funds	Strong Large Cap Growth	5,163
	Tocqueville Trust	Tocqueville Small Cap Value	4,457
	Tweedy Brown	Tweedy Brown Global Value Fund	82,992
	Value Line Mutual Funds	Value Line Special Situation Inc	4,490
	Vanguard	Vanguard US Growth Portfolio	268
	Vanguard	Vanguard Growth and Income	5,778
	Vanguard	Vanguard Morgan Growth	5,147
	Vanguard	Vanguard Windsor II	5,489
	Vanguard	Vanguard Index Trust S&P 500 Port	10,294
	Vanguard	Vanguard Total Stock Market	3,869
	Wasatch Funds	Wasatch Aggressive Equity	5,845
	Weitz Funds	Weitz Partners Value	4,013
	Weitz Funds	Weitz Value	4,338
	Baxter International Inc.	278,887 shares of common stock	8,162,309
*	Edwards Lifesciences Corp.	555,501 shares of common stock	14,864,004
*	Participant Loans	Varying maturity dates with interest rates ranging from 5.25% to 10.50%	4,211,408

			$114,688,260

*
Party-in-interest for which a statutory exemption exists.

**
Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions. Cost information may be omitted with respect to participant-directed investments.

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN
By:	/s/ CORINNE H. LYLE Corinne H. Lyle Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

June 26, 2003

EXHIBIT INDEX

Exhibits are identified below. Exhibit 23 is filed herein as an exhibit hereto and Exhibit 99 is furnished and attached hereto.

Exhibit No.	Description
23	Consent of Independent Auditors
99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

QuickLinks

Edwards Lifesciences Corporation 401(k) Savings and Investment Plan Index to Financial Statements and Supplemental Schedule
Report of Independent Auditors
Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Benefits
Edwards Lifesciences Corporation 401(k) Savings and Investment Plan Notes to Financial Statements
Schedule H-line 4i-Schedule of Assets (Held at End of Year)
SIGNATURE
EXHIBIT INDEX